(312) 269-8962
mblount@seyfarth.com
July 19, 2005
Mr. Tom Kluck
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.c. 20549

Re:	India Globalization Capital, Inc. Amendment No. 2 to Registration Statement on Form S-1 Registration Statement No. 333-124942
Dear Tom:
     In connection with the initial public offering of the securities of India Globalization Capital, Inc. (the “Company”), the Company has agreed to sell to Ferris Baker, Watts, Inc., for $100, an option to purchase up to a total of 1,000,000 Units (the “UPO”). It has come to our attention that in certain recent similar offerings, the Staff has asked some other registrants to include disclosure in the notes to the financial statements regarding the fair value of the UPO on the date of sale. Although the Company did not receive a comment to that effect from the Staff, it felt that this disclosure would be helpful to investors, so we have included a revised Note C to the financial statements to disclose the fair value of the UPO and the methodology utilized by the Company to determine the fair value. There are no other substantive changes from Amendment No. 1.
     I have enclosed for your convenience, five marked copies of Amendment No. 2. If you have any questions, please contact me at 312-269-8962.

Very truly yours, SEYFARTH SHAW LLP
/s/ Michael E. Blount

Michael E. Blount

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